082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

[redacted]

bank hapoalim

09046064

7 May 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC
Mail Processing
Section
MAY 14 2009
Washington, DC
122

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Results of AGM*	*06/04/09*	*1*
2.	*Appointment of Director*	*06/04/09*	*2*
3.	*Appointment of Senior Officer*	*19/04/09*	*3*
4.	*Schedule of Senior Office Holders*	*16/04/09*	*4*
5.	*Immediate Report*	*27/04/09*	*5*
6.	*Immediate Report*	*30/04/09*	*6*
7.	*Immediate Report*	*30/04/09*	*7*
8.	*Immediate Report*	*04/05/09*	*8*
9.	*Rating of Debentures or the Rating of a Corporation*	*03/05/09*	*9*
10.	*Rating of Debentures or the Rating of a Corporation*	*03/05/09*	*10*
11.	*Immediate Report*	*04/05/09*	*11*
12.	*Change in Issued Capital of the Corporation*	*05/05/09*	*12*
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

082-34955

bank hapoalim

Schedule 1

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

6th April, 2009

To : The London Stock Exchange

Ladies and Gentlemen

Re: Immediate Report regarding the results of the Annual General Meeting of the Shareholders of the Bank, which convened on 6th April, 2009, as Required under the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 ("the Regulations")

Further to the immediate report of 1st March, 2009 which was relayed via Magna the number of which is 061506- 01-2009 ("the Immediate Report"), we have the honour to inform you that on Monday, 6th April, 2009, at 11:30 a.m., an annual general meeting was held of the shareholders of Bank Hapoalim B.M. (hereinafter: "the Annual General Meeting").

We have the honour to give hereby particulars of the resolutions of the Annual General Meeting, which need to be reported under the aforesaid Regulations as follows:

1. As to Item 2 on the agenda of the Annual General Meeting:
   Re-election of the External Director (Ms. Nira Dror) for an Additional Period of Three Years in accordance with the Companies Law, 5759-1999 (hereinafter: "the Companies Law")

   Resolved: To approve the re-election of the external director (Ms. Nira Dror), for an additional period of three years, in accordance with the provisions of the Companies Law.

   The approval of the Bank of Israel for the re-election of Ms. Nira Dror to the office of external director, according to the Companies Law, for an additional period of three years, has been obtained.

   Details of the results of the vote for the approval of the re-election of the external director Ms. Nira Dror which was adopted by a special majority as required under Section 239 of the Companies Law, are set forth in Annex A of this report.

2. As to Item 3 on the agenda of the Annual General Meeting:
Reappointment of the Certified Public Accountants Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their remuneration.

Resolved: To approve the reappointment of the Certified Public Accountants Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank, until the convening of the next Annual General Meeting, and to authorize the Board of Directors to determine their remuneration.
Voting in favour of the proposal were 100% of shareholders participating in the vote (not including those abstaining).

Yours faithfully,

Bank Hapoalim B.M.
Head Office

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Advocate
Deputy Secretary of the Bank

Annex A

The Resolution set forth in Item 2 on the agenda of the Annual General Meeting for the re-election of the external director Ms. Nira Dror, in accordance with Section 239 of the Companies Law, 5759-1999, for an additional period of three years, was adopted by this Annual General Meeting by a simple majority of the votes of the shareholders present when the vote was taken and who were entitled to vote and voted in person or by their proxy, on condition that one of the following was met:

(1) The count of the votes of the majority at the General Meeting included at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the voting; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining were not taken into account;

(2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above did not exceed one per cent. of all the voting rights in the Company.

Following are the results of the voting at the Annual General Meeting for the approval of the resolution set forth in Item 2 on the agenda of the Annual General Meeting:

- Number of Shares Participating in the Voting 670,380,999 shares.
- Number of Shares Voting in Favour 670,347,699 shares – 99.995%.
- Number of Shares Voting Against 33,300 shares – 0.005%.
- Number of Shares Voting in Favour of Approving the Transaction of the Total Number of Voters Who Have No Controlling Interest in the Company or Whoever on Their Behalf, Who Participated in the Voting for the Approval of the Transaction – 331,051,950 shares – 99.99%.
- Number of Shares Voting Against Approving the Transaction of the Total Number of Voters Who Have No Controlling Interest in the Company or Whoever on Their Behalf, Who Participated in the Voting for the Approval of the Transaction – 33,300 shares – 0.01%.

In view of the results set forth above, the proposal was adopted by a special majority, as required under Section 239 of the Companies Law.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Date: 06 Apr 2009
Our reference: 802/09

Schedule 2

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: *Dror Nira*
   Type of identification: *I.D. #*
   Identification number: *52726551*
   Citizenship/Country of incorporation or registration: *Private person with Israeli citizenship*
2. Date of birth: *25 November 1954*
3. Address for service of process: *7 Dvora Haneviyah, Ramat Hasharon, Israel*
4. The office to which appointed: *External Director – in accordance with the Companies Law, 5759-1999*
5. Previous office held in the company prior to the appointment: *External Director – in accordance with the Companies Law, 5759-1999*
6. Date for commencing office: *06 April 2009*.

   The re-election of Ms. Nira Dror to the office of external director for an additional period of three years, according to the Companies Law 5759-1999 (the "Companies Law"), was approved at the Annual General Meeting which convened on April 6th, 2009, at 11:30 a.m., by a special majority as required under Section 239 of the Companies Law.
7. Education:
   B.A. in Economics, Tel Aviv University;
   M.B.A. in Business Administration Tel Aviv University
8. Main occupations during last five years:.
   Regional Manager of Israel, Eastern Europe and the Mediterranean - British Airways – 12/1983-06/2003
   Deputy General Manager and Head of North America - El Al – 06/2003-08/2005
   Representative in Israel – Hotelbeds – 04/2007-todate
   External Director – Bank Hapoalim B.M. – 03/2006-03/2009
9. Corporations of which presently a director:
   Tzur Shamir, Dikla Insurance Company
10. The director *is not* an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
11. The director *is not* a member of the family of another interested party in the corporation.
12. The director *does not hold* shares and convertible securities of the corporation, in a subsidiary or related company thereof.
13. The director *is* a member of the committee or committees of the Board of Directors:
    Audit Committee, Credit Committee, the Transactions with Interested and Related Parties Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Prospectus Committee, the Risk Management and Control and Basle II Implementation Committee, and the New Products Committee.

    Ms. Nira Dror was re-elected as member of the committees of the Board of Directors as set out above according to the resolution of the Board of Directors, which convened on April 6th, 2009 at 02:00 p.m.
14. Does the company consider the director in having accounting and financial expertise? *Yes*.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

ד.ז 057004

082-34955

Bank Hapoalim B.M.
Registration no. 520000118
bank hapoalim
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Date: 19 April 2009

To : The London Stock Exchange

Dear Sirs,

Further to the Immediate Report of 25 March 2009, the approval of the Supervisor of Banks was received for the election of Mr Ran Oz to office and has commenced office.

Re: **Immediate Report on appointment of a Senior Office Holder**

1. Last and First Name: ***Ran Oz***
   Type of identification: ***I.D. #***
   Identification number: ***022832588***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***13 December 1966***

3. Address for service of process: **11 Ha'hadarim St., Mazkeret Batya**

4. Date for commencing office: ***16 April 2009***

5. The office to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO)***

6. Previous office held in the company prior to the appointment: --------

7. Education:
   M.A. – Economics and Business Management – Hebrew University in Jerusalem
   B.A. – Accounting and Economics– Hebrew University in Jerusalem
   Accountant Diploma – Accounting – Hebrew University in Jerusalem

8. Main occupations during last five years:.
   CFO – Intouch Insurance BV – 2008-2009
   Deputy CEO, CFO – Bezeq the Israel Telecommunication Corp, Limited – 2007-2008
   Corporate VP, CFO – Nice Systemes Ltd. – 2004-2007
   CFO – Ceragon Networks Ltd. – 2001-2004

9. The senior office holder ***does not*** hold other positions in the corporation, in a subsidiary or a related company thereof or in an interested party therein.

10. The senior office holder ***is not*** a member of the family of another senior office holder or of an interested party in the corporation.

11. a. The senior office holder ***does not hold*** shares of the corporation.

    b. The senior office holder ***does not hold*** shares of a subsidiary or related company of the corporation.

082-34955

bank hapoalim

Schedule 4

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 16/04/2009
Reference: 2009-01-088323

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***April 16, 2009***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	*Dan Dankner*	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
2	*Yair Orgler*	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
3	*Irit Izakson*	*I.D. Number*	*050709286*	*Director*	*Yes*	*No*
4	*Mali Baron*	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
5	*Pnina Dvorin*	*I.D. Number*	*03333093*	*Director*	*No*	*No*
6	*Iris Dror*	*I.D. Number*	*058741414*	*Director*	*No*	*No*
7	*Nira Dror*	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
8	*Nir Zichlinskey*	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
9	*Imri Tov*	*I.D. Number*	*005018155*	*External Director*	*Yes*	*Yes*
10	*Ronen Israel*	*I.D. Number*	*055692578*	*Director*	*Yes*	*No*
11	*Leslie Littner*	*I.D. Number*	*327092722*	*Director*	*Yes*	*Yes*
12	*Efrat Peled*	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
13	*Moshe Koren*	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
14	*Oded Sarig*	*I.D. Number*	*53547451*	*Director*	*Yes*	*No*
15	*Zvi Ziv*	*I.D. Number*	*4143699*	*President and Chief Executive Officer*		
16	*Zion Kenan*	*I.D. Number*	*053508594*	*Member of the Board of Management, Deputy CEO and Head of Corporate Banking*		
17	*Lilach Asher-Topilsky*	*I.D. Number*	*024934861*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Corporate Strategy*		
18	*Alberto Garfunkel*	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director and Head of International Banking*		

19	*David Luzon*	*I.D. Number*	*51409308*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology*		
20	*Ofer Levy*	*I.D. Number*	*052222577*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
21	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser*		
22	*Ran Oz*	*I.D. Number*	*022832588*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance - CFO*		
23	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Retail Banking*		
24	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management*		
25	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Risk Officer*		
26	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources, Logistics & Procurement*		
27	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Global Treasury*		
28	*Orit Lerer*	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor*		
29	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other: Corporate Secretary*		

1. Ms. Nira Dror – External Director – Chairman of the Audit Committee

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

3. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Schedule 5

Date: 27/04/2009

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:
The Board of Directors of the Bank convened on 26th April, 2009 in the hours of the afternoon and passed the following resolution:
"In view of the various publications in the media about the functioning of the Board of Directors and its Chairman, the Board of Directors of the Bank, with ultimate responsibility for the Bank, its employees and customers, requests an urgent meeting with the Supervisor of Banks".

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)
Ilan Mazur, Adv.
Chief Legal Adviser

(-)
Yoram Weissbrem
Secretary of the Bank

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 6

Date: April 30, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises that further to immediate reports published on 30th March, 2009 (number 071742-01-2009) and on 27th April, 2009 (number 095613-01-2009):

1. On 27th April, 2009 there was delivered to the Chairman of the Board of Directors of the Bank a letter from the Supervisor of Banks the heading of which is "Notice of Faults – Substitution of the CEO of Bank Hapoalim" (a copy of the letter is attached to the immediate report). Attached to the letter was an examination report which was prepared by the Supervision of Banks on the subject of the substitution of the CEO. The substance of the examination report, as prepared by the Supervision of Banks, is attached to this immediate report.

2. The aforesaid letter of the Supervisor of Banks and the examination report as well as additional legal opinions drafted by Prof. Lucian Bebchuk, Dr. Yoram Turbowicz, and Ms. Varda Lusthaus, Adv. were placed before the Board of Directors of the Bank, which convened for that purpose to-day, 30th April, 2009. Prof. Bebchuk's opinion is attached to this report.

3. From an initial review of the letter of the Supervisor of Banks and of the examination report it transpires that the Board of Directors entertains material objections thereto; inter alia, with regard to the determination that the members of the Board of Directors and the Chairman of the Board of Directors did not, so to speak, discharge their duties according to the Companies Law and proper conduct of banking business. At the same time, it is the intention of the Board of Directors to make an intensive examination of the contents of the letter of the Supervisor, the examination report and the opinions received and it will relate back to them within the time fixed by the Supervisor, namely by 6th May, 2009.

4. The Board of Directors reiterates its request to meet with the Supervisor of Banks, as reported in the immediate report of 27th April, 2009.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

BANK OF ISRAEL
Supervisor of Banks

Jerusalem, 3rd Iyar, 5769
27th April, 2009
09LM0602
p9002308-Bet Mem 121

To
Mr. Dan Dankner, Chairman of the Board of Directors
Bank Hapoalim B.M.
63 Yehuda Halevy
Tel-Aviv 65781

Dear Sir,

Re: Notice of Faults – Substitution of the CEO of Bank Hapoalim

Attached is an examination report, drafted by the Supervisor of Banks, with regard to the substitution of the CEO of the Bank.

From our examination, it transpires that the Board of Directors and the Chairman of the Board of Directors did not, at first view, discharge their duties as directors, did not take care to observe the provisions of the Companies Law, 5769-1999 and the Regulations for Proper Conduct of Banking Business No. 301 – Board of Directors, as well as the rules of corporate governance; and as a result thereof faults occurred, both material and procedural, in the proper conduct of the business of the Bank and the adoption of the resolutions, the foregoing in so far as in relation to the differences of opinion between the Chairman of the Board of Directors and the CEO and in so far as in relation to the appointment of a new CEO. It also transpires from the examination that the Chairman of the Board of Directors acted at first view in such a manner that did not make it possible for the CEO to continue in his duties, and left him with no choice but to resign at a time juncture set by the Chairman of the Board of Directors, without any discussion taking place and without a decision having been taken on this matter by the Board of Directors of the Bank.

The findings of this examination assume greater importance on the background of the remarks and clarifications as to the supervising expectations from the Board of Directors and the Board of Management of the Bank in so far as in relation to proper corporate governance.

In the light of the findings of the examination concerning the faults in the conduct of the Bank, it is incumbent on the Board of Directors to take immediate action to correct them, and inter alia to carry out the following:

1. To obtain a detailed report from the Chairman of the Board of Directors as to the circumstances which led to the resignation of the CEO, and also with regard to the chain of events which led to the announcement of the CEO's resignation and its timing.

2. To obtain a detailed report from the outgoing CEO as the circumstances which led to his resignation, and also with regard to the chain of events which led to the announcement of his resignation and its timing.

3. To hold an intensive discussion on all of the subjects with reference to which differences of opinion emerged between the Chairman of the Board of Directors and the CEO, including the pace at which the resolutions of the Board of Directors should be implemented, and to adopt resolutions as appropriate.

4. To hold a discussion in so far as in relation to the distribution of authority and responsibilities between the CEO and the Chairman of the Board of Directors as predicated by the Companies Law and the Regulations for the Proper Conduct of Banking Business and in accordance with the rules of proper corporate governance, and the prescribe rules for the implementation of the segregation duties as required.

5. To hold a discussion and to re-examine the operating procedure of the Board of Directors, in order to adapt it to the requirements of the law, the Regulations for the Proper Conduct of Banking Business and the rules of proper corporate governance.

6. To institute a valid and orderly process for identification and selection of a CEO for the Bank. Within that framework, the Board of Directors is required, inter alia, to establish a committee for identifying candidates for the post of the CEO of the Bank. The Committee should be composed of three members at least, from among the external directors only. The committee should actively engage in the identification of potential candidates for the post and should submit to the Board of Directors a list of candidates recommended by it, for discussion and selection of the most suitable candidate by the Board of Directors. The Board of Directors may, based on specified reasons, propose an alternative mode for identifying and selecting the most suitable candidate for the post of the CEO. Any such alternative mode needs to receive my prior approval.

It is my request that this report be placed before the plenum of the Board of Directors of the Bank and that a discussion be held about the contents thereof.

The Bank may submit its remarks and objections to the faults and to the requirements set forth in this my letter, by the 6th of May, 2009.

Yours faithfully,

Ronni Heskiyahu
The Supervisor of Banks

cc: Prof Stanley Fisher – Governor of the Bank of Israel
Mr. Zvi Ziv - CEO

Following is the substance of the findings of the examination report:

1. The Supervision did not find that an orderly discussion was held as to the meaning of the differences of opinion between the Chairman of the Board of Directors and the CEO of the Bank and their implications. The Supervision is of the opinion that it was the duty of the Chairman of the Board of Directors to table for discussion by the plenum of the Board of Directors the differences of opinion, particularly when the differences pertained directly to the implementation of resolutions adopted by the Board of Directors.

2. The Supervision was not aware that the Board of Directors held a discussion about the functioning of the CEO during the period preceding his resignation, a discussion which would justify the chain of events which led to his resignation. On the other hand, from discussions which we held with the Chairman of the Board of Directors and with the CEO, it transpires that, even if the decision to resign was itself that of the CEO, it would appear that the Chairman of the Board of Directors left the CEO with no other option, both regarding the decision itself and in particular its timing.
   The Supervisor found fault in that the Chairman of the Board of Directors acted in a manner which did not make it possible for the CEO to continue in his duties, without a discussion being held and without a resolution being passed on this matter by the Board of Directors.
   The Supervision got the impression that both the formal report to the Board of Directors and the report to the public do not reflect the circumstances and reasons for the resignation as they really were.

3. The CEO's announcement and its contents predicated that an intensive discussion be held as to their meaning and implications, or in the alternative, that a special discussion be held on the subject as soon as possible. Action, as aforesaid, was not taken. The Board of Directors devoted to the discussion on the subject of the CEO's resignation only a few minutes.

4. Contrary to the provisions of the Companies Law and the Regulations for Proper Conduct of Banking Business, the Board of Directors decided to appoint a new CEO, without a meeting on this subject being summoned in advance within a reasonable time as required, without the matter being included in the agenda of the meeting of the Board of Directors as required and without any background material being attached, regarding both the process and the considerations in selecting a CEO as well as regarding the single candidate proposed.
   The Supervision is of the opinion that since it is not possible to stipulate against the requirement of giving reasonable details about the subjects on the agenda, it was not possible to hold a discussion on the subject of the substitution of the CEO and that the resolutions which were adopted at this session are invalid.
   In discussions held with the Chairman of the Board of Directors he said that he raised at least with some of the directors his intention of raising the appointment of Mr. Kenan as CEO. So that it is indeed unclear who of the directors was briefed [with

what] before the meeting was held and whether the same information was given to all.

5. At the meeting of the Board of Directors no relevant information and data were presented, which would enable them to consider, examine and adopt an independent and well-founded resolution as to the right procedure for selecting a new CEO for the Bank, to consider and examine the requirements of a new CEO generally and at this time in particular, nor was any relevant background material about the sole candidate proposed and his suitability for the job. The Directors also did not find it appropriate to ask for and to require information and data as aforesaid.
The Supervision stressed that the present duties of Mr. Kenan are not such as to render superfluous an in-depth examination of Mr. Kenan's suitability for the job of CEO generally speaking, and in particular in view of the changes that have occurred both in the business environment and at the Bank itself, during the period since he was appointed to his present position.

6. The whole discussion, at the meeting of the Board of Directors in question, both on the subject of the resignation of the present CEO and on the subject of the appointment of a new CEO lasted less than an hour.

7. The Board of Directors did not institute an organized and structured procedure for seeking out potential candidates, on the basis of principles discussed and determined by it, and which, it is to be assumed, would also produce results. In view of the important and central role of the Board of Directors on the subject of the appointment of a CEO, it is stipulated in the Companies Law and in the Regulations for Proper Conduct of Banking Business that the Board of Directors may not delegate this function to any one else, whereas in the present case it transpires, at first view, that the Board of Directors played only a [secondary][minor] role.

8. The date of departure of the CEO is not immediate, and therefore there was no pressing need to adopt a speedy resolution for the appointment of a new CEO, and it was right and proper to hold a meeting on this matter at another time, in order to allow the directors to receive in full the required information, to be assisted by outside counsel, as far as required, to be properly prepared and to arrive at their decisions in an independent and reasonable manner. We did not find that the directors adopted reasonable measures at their disposal in order to discharge their duties as required and we did not find that the Chairman of the Board of Directors made sure to put at their disposal the necessary tools and means as aforesaid.

Professor Lucian A. Bebchuk
1545 Mass Ave, Cambridge, MA 02138
Voice (617)-495-3138 Fax (617)-812-0554
E-mail: bebchuk@law.harvard.edu

April 6, 2009

Mr. Dani Dankner
Chairman of the Board
Bank Hapoalim, Inc.
By E-mail

Dear Mr. Dankner,

I was retained by Bank Hapoalim to provide an independent assessment from a corporate governance perspective of the decision by its board of directors in its March 25, 2009 meeting to move quickly to fill the CEO position without a search committee process, as well as of the decision-making process at this meeting. I am attaching my report, which describes the materials on which I have relied and my analysis of the subject.

As the report indicates, my analysis concludes that the board of directors' decision, and the decision-making process at the March 25, 2009 meeting, were consistent with, and did not depart from, sound corporate governance principles and practices.

Sincerely,

Lucian A. Bebchuk

REPORT

Professor Lucian A. Bebchuk

I. INTRODUCTION AND SUMMARY

I was retained by Bank Hapoalim Ltd. ("Hapoalim") to provide an independent assessment from a corporate governance perspective of the decision ("the Decision") that Hapoalim's Board of Directors ("the Board") reached during its March 25, 2009 meeting ("the Meeting") not to appoint a search committee but rather proceed to appoint without delay Mr. Zion Kenan ("Kenan") to fill immediately the position of the resigning CEO, Mr. Zvi Ziv, as well of the decision-making process during the Meeting.

In the course of my examination of the subject, I have reviewed documents that you provided me at my request, including the minutes and the transcript of the Meeting, minutes from earlier meetings of the Board and its committees that considered Kenan, and the Banking Supervisor's letter of March 29 expressing concern as to whether the Decision was sound from a corporate governance perspective.

In terms of the Report's scope, I was not retained, and would have not been in any event able, to assess the qualities of Kenan and his fit with the CEO position. Rather, the Report focuses on the potential concern that, regardless of the substantive merits of Kenan, the process producing his appointment – and in particular, the Board's decision to fill the CEO position without delay -- was inadequate from a corporate governance perspective.

For the reasons explained below, I concluded that the Decision, and the Board's decision-making process during the Meeting, were consistent with, and did not depart from, sound corporate governance principles and practices.

II. QUALIFICATIONS

I serve as the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance at Harvard Law School. I am also a Research Associate of the National Bureau of Economic Research and a Fellow of the American Academy of Arts and Sciences. The views expressed in this Report should not be attributed to any of the institutions and organizations with which I am affiliated.

I am recognized as one of the world's leading researchers in the area of corporate governance. I am the founding director of the Harvard Law School Program on Corporate Governance. I was selected as one the Inaugural Fellows of the European Corporate Governance Institute. I testified before the Finance Committee of the United States Senate and before the Financial Services Committee of the House of Representatives. My research in this area has been noted by, among others, the *Wall Street Journal*, the *New York Times*, the *Financial Times*, the *Economist*, *Business Week*, and the *Washington Post*. I was included in the 2007 and 2008 lists of the "100 Most Influential Players in Corporate Governance" put together by *Directorship* magazine.

I received training in both law and economics. I hold an LL.B. from the University of Tel-Aviv, a B.A. in economics, mathematics, and accounting from the University of Haifa, an LLM and an SJD from Harvard Law School, and an M.A. and a Ph.D. in economics from the Harvard Economics Department.

I have expertise in corporate governance and in the economic, financial, and governance analysis of corporate decisions and arrangements. The citation ac companying my induction to the American Academy of Arts and Sciences described me as "[o]ne of the nation's leading

scholars of law and economics, [who] has made major contributions to the study of corporate control, governance and insolvency." My research has also been recognized by my being elected to serve as President of the American Law and Economics Association and the Chair of the Business Associations Section of the American Association of Law Schools.

I am the author or co-author of more than seventy-five studies. My work has appeared in top journals in law, economics, and finance including the *Harvard Law Review*, the *Yale Law Journal*, the *Quarterly Journal of Economics*, and the *Journal of Financial Economics*. My articles have been cited in leading judicial opinions on corporate matters. A full list of my writings is included in my curriculum vitae available on my homepage (http://www.law.harvard.edu/faculty/bebchuk/).

III. ANALYSIS

The importance of ensuring that banks comply with sound corporate governance principles and practices is now widely recognized.[1] The efforts of the Israeli banking regulator to enhance corporate governance in Israel's banks represent a welcome development.[2]

While sound corporate governance principles require certain procedural safeguards, they do not impose procedural requirements that are excessively costly. The question under consideration here is whether sound principles of corporate governance require appointing a search committee, or at least create a presumption in favor of such a committee, when a CEO steps down. As explained below, this is not the case.

[1] See, e.g., Basel Committee of Banking Supervision, "Enhancing Corporate Governance for Banking Organizations," February 2006.
[2] See the Israeli Banking Regulator's March 2008 draft on "Enhancing Corporate Governance in Financial Companies."

To be sure, when a CEO steps down, appointing a search committee, as for example CityGroup's board did last year, is one option that boards have and may use when they view a search committee's benefits as exceeding the costs of the resulting delay. But this is not the sole or the generally preferred option.

Indeed, it is common for companies, including large and important companies and ones facing substantial challenges, to fill the position of a departing CEO quickly without going through a search committee process or another time-consuming process. Recent examples of companies whose boards moved quickly to fill an unplanned CEO vacancy, rather than use a search committee process, include Wall-Mart, Coca Cola, Alcoa, and Citizens Republic Bancorp. Outside the US, recent examples of such quick fillings of a CEO vacancy without the use of a search committee include Dutch and Japanese giants ING and Toshiba.

The pattern in these cases, of swift action to fill quickly the CEO position in the wake of an unplanned CEO departure, was similar to the one in the case of Hapoalim's move to appoint a successor to Ziv. For example, on November 21, 2008, Wal-Mart announced that its CEO Lee Scott will be stepping down and replaced by Mike Duke, a senior executive at the firm; on January 26, 2009, ING announced that in light of the extraordinary developments over the preceding few months and his personal condition, CEO Michel Tilmant will step down and that Jan Hommen was appointed as his successor; and on January 23, 2009, Citizen Republic Bancorp announced the retirement of CEO William Hartman and named Cathleen Nash, the firm's executive vice president and head of regional banking, to replace Hartman.

Leading sets of governance standards or guidelines do not require or even encourage boards to use a search committee when faced with the need to fill a CEO position. This is the

case for the standards and guidelines issued by the Council of Institutional Investors,[3] the dominant shareholder advisory firm of RiskMetrics,[4] and the leading institutional investors CalPERS and TIAA-CREF.[5] When the Basel Committee on Banking Supervision put forward in February 2006 an elaborate list of sound corporate governance principles for banking organizations, it did not include among them use of search committees in replacing CEOs. The draft on "Strengthening Corporate Governance in Banking Companies," circulated last year by Israel's banking regulator, similarly – and properly – also does not require or encourage the use of such a search committee.

Rather than use a presumption in favor of a search committee process, a board facing a choice whether to appoint a search committee or move to fill the CEO position quickly should make a business judgment. The board should assess and balance the benefits and costs of a search committee process based on the information that the board has.

The potential benefits of a search committee arises from the possibility that the search committee process would produce a better appointment than moving to fill the CEO position quickly. These potential benefits vary across firms and circumstances. The greater the board's confidence in the merits of the candidate that would be appointed absent a search committee process, and the greater the board's skepticism about the prospects of such a process yielding a superior candidate, the lower the expected benefit of the search committee route.

The potential costs of a search committee process arises from the delay that producing such a process would produce. During the search committee period, the company would be in a "lame duck" situation in which it could well be adversely affected due to uncertainty and lack of

---

[3] See Council of Institutional Investors, Corporate Governance Policies, available at http://www.cii.org.
[4] See RiskMetrics, CGQ Best Practices Manual, November 2008; RiskMetrics, Corporate Governance Quotient, Indicator Definitions (Non-US Companies), December 2007.
[5] See CalPERS, Core Principles of Accountable Corporate Governance, Updated February 17, 2009; TIAA-CREF Policy Statement on Corporate Governance, available at http://www.tiaa-cref.org/pubs/pdf/governance_policy.pdf.

stable leadership. Naturally, this cost of delay is greater when the company's circumstances are such that uncertainly about leadership would be especially costly.

The record I reviewed indicates that, during the Meeting, members of the Board focused on the benefits and costs of a search committee process and reached very clear conclusions about these issues. As to the potential benefits of a search committee process, the Board's conclusion that these benefits were quite limited was partly based on the directors' assessment that Kenan was a fitting and good candidate for filling the CEO position.

The directors' assessment of Kenan was based on their long experience with him; Kenan has been with Hapoalim since 1979, has been in top executive positions involving frequent interactions with directors since 2001, has served as Deputy CEO for over three years, and has been the sole Deputy CEO and Head of Corporate Banking for over a year. During the meeting, directors stressed what they have learnt from Kenan's performance as sole Deputy CEO and Head of Corporate Banking, noting, for example, the impressive leadership skills, ability to grow and learn, and people skills that he has demonstrated. Given their experience with Kenan, the directors could have reasonably concluded that they have sufficient information about Kenan and that a search committee process would be unlikely to affect materially their assessment of Kenan.

Indeed, as the sole Deputy CEO Kenan has been for some time on the directors' radar screen as a candidate for replacing Ziv when he departs. Whether Kenan would be a good fit for the CEO's position was hardly a question that came to the directors' attention for the first time on March 25, 2009. Given the choice to have Kenan as the sole Deputy CEO in addition to Head of Corporate Banking, Kenan was, as one of the directors put it at the Meeting, a "natural candidate" for replacing Ziv when the time for change arrives. The question of Kenan's

suitability to take the CEO role has thus been on the directors' mind for some time, with the directors' view on the subject forming as they interacted with and learnt more about Kenan. While Ziv's unplanned departure accelerated the directors' decision concerning the elevation of Kenan to the CEO post, their decision to do so has likely reflected an assessment of Kenan that has evolved over a significant period.

The directors' conclusion about the limited potential benefits of a search committee process was also based on assessing the field of potential outside candidates. Directors explicitly reflected on how limited the number of relevant outside candidates is, given the unique place and scale of Hapoalim within the Israeli economy, and expressed the view that there was no candidate who would be both superior to Kenan and willing to take the position and that a search committee process would thus be unable to produce a candidate superior to Kenan.

The directors also reflected during the Meeting on the costs of a search committee process. They explicitly took into consideration, and attached weight to, the impact that uncertainty and a "leadership vacuum" would have on the bank. They assessed the costs to be high due to the current circumstances of Hapoalim. Given the difficulties that Hapoalim has had in recent times, and the difficult environment and challenges that Hapoalim faced, the directors reasonably reasoned that a period of uncertainty and lack of stable leadership would be especially costly.

The directors thus concluded that the expected benefits of a search committee process were quite limited, and that the expected costs were quite high. Given their assessments of the benefits and costs of a search committee process, the decision called for by the directors' fiduciary duties was to avoid appointing a search committee.

Finally, it is worth noting that the directors of Hapoalim have significant experience with Kenan as well as significant knowledge of the Israeli economy and its business leaders. In assessing the potential benefits and costs of a search committee process, the directors have been able to draw on their wealth of experience and knowledge.

IV. CONCLUSION

Based on the above analysis, I concluded that the Decision, and the Board's decision-making process during the Meeting, were consistent with, and did not depart from, sound corporate governance principles and practices.

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 7

Date: April 30, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, further to an immediate report which it published on 30th April, 2009 (number 097881-01-2009) (hereinafter: "the Earlier Report"), as follows:

1. The Bank holds the consent of Prof. Bebchuk to the publication of his opinion, which was attached to the Earlier Report. The consent is attached hereto.

2. Attached is the legal opinion of 30th April, 2009 of Dr. Yoram Turbowicz, which was cited in the Earlier Report, together with his consent to its publication.

3. Attached is the legal opinion of 30th April, 2009 of Adv. Varda Lusthaus, which was cited in the Earlier Report, together with her consent to its publication.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

Professor Lucian A. Bebchuk
1545 Mass Ave, Cambridge, MA 02138
Voice (617)-495-3138 Fax (617)-812-0554

April 30, 2009

Ilan Mazur, Esq.
Bank Hapoalim, Inc.
By E-mail

Dear Mr. Mazur,

Following our conversation, I am writing to confirm that Bank Hapoalim may include my report dated April 6, 2009 as part of its public disclosures.

Sincerely,

Lucian Bebchuk

Lucian A. Bebchuk

[Translation from the Original Hebrew]

Dr. Yoram A. Turbowicz, Adv.

Thursday 30 April 2009

To
Mr. Dani Dankner
Chairman of the Board of Directors
Bank Hapoalim

Dear Sir,

Re: Notice and Report of the Bank of Israel in the Matter of the Substitution of the CEO of Bank Hapoalim

I have been requested to refer initially and in a nut shell to the "Notice of Faults – Substitution of the CEO of Bank Hapoalim" dated 27th April of this year. As is usual in these parts, things need to be done on the spur of the moment, for every man is ready to lay hands on his fellow man, the gun is pressed against this side of the head, and if not now then when? Constrained to the brief time frame, I will present my first impression, being at your disposal and at the disposal of the regulatory authorities, in any way I may be called upon, in order to study the factual basis, the legal basis and the ways of life pertaining to the topics on the agenda of the Board of Directors of the Bank and the office of the Supervisor of Banks at the Bank of Israel.

First things first and last things last:

1. **Breach of Statutory Duties** – the Supervisor states that "at first view the directors were in breach of their duties" which are prescribed both by the Companies Law and by the Regulations for Proper Conduct of Banking Business and in general. This is a very strong statement. Such a statement needs to rely on a very solid base in order to support such a statement.

   As appears to be the case, with all due respect, I did not find in the body of the notice itself lines of argument which predicate or justify such a weighty conclusion. I would have thought that the Board of Directors acted in one reasonable way, from a variety of reasonable courses of action which the Board of Directors could have chosen and adopted. True, the Board of Directors could also have acted by treading along the path and the way indicated by the Supervisor in his notice, and this course too would have been reasonable. As always, the Board

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of Directors could very well have made inquiries in the way the Supervisor intended, but the exigencies of the moment dictated the actual course of action. Still, within the bounds of reason, the freedom to choose which way to go, as we know, rests with the Board of Directors within the framework of its independent, business judgment.

Moreover, when we relate critically, as has become the custom here, to events which occurred in the past we need to take care and put ourselves in the shoes of the body that adopted a certain course of action, in the present matter, the Board of Directors, at the time it committed the act which is the subject of our observation. In other words, we need to abstain, in spite of the strong temptation, from examining the act with "wisdom after the event". Such wisdom always entails insights now known and which the decision taker did not have when taking the action the consequences of which are now incorporated in the review procedure. A careful reading of the minutes of the meeting, interviews with personalities that took part in the process, and the kaleidoscope of reflections of the proceedings that took place at the same time on different levels, these belong to the examination in retrospect, but do not belong to the process in real time.

2. **Appointing a Search Committee for the Selection of a CEO Ahead of Mr. Zion Kenan's Selection** – the Supervisor's notice notes that prior to the appointment of the Bank's CEO the Board of Directors was required to establish a search committee. I know of no authority whether statutory, in law or in usage, which requires or justifies the establishment of a search committee by the board of directors of a public company.

   As we know, search committees were born and developed in the course of time in the spheres of central and local government, the statutory bodies and the government corporations. These committees were designed to combat the scourge of political appointments, particularly in the face of pressure from central committee members of parties many of whom were improperly appointed. The solution which was found and developed was in the guise of search committees, which in fact forcibly relieved the appointing ministers of the material part of the appointment procedure, and placed [it] in the hands of professional committees of officials and representatives of the public. The procedure served other principles which are a permanent feature of the laws of public administration, including the need to uphold a procedure of search committees which is public, competitive and egalitarian. In certain cases, this procedure of search committees was found to be a more flexible alternative solution, as against the obligation to call for tenders which generally applies to appointments in the civil service. By the way, as far as concerns offices of trust, such as the director-general of a government ministry and the like, even there the rule survived of the appointing minister being allowed to appoint to such positions people of trust according to his liking and his choice, subject to confirmation by the service committee.

Needless to say that the considerations and the background which led to the establishment of search committees are not to be found in the realm of the business sector in general, and in the sphere of banking in particular. The search committee method entails significant shortcomings: it is cumbersome, it is time consuming, it creates an artificial barrier between the appointing body and the candidates for appointment, in effect it prevents negotiations between the appointing body and the various candidates for appointment on a range of important subjects, and it does not give the appointing body access to many worthy candidates who may not deign to participate in a selection procedure of this kind.

These severe costs and shortcomings have been found to be worthy of being borne in public administration, in order to serve important public values which are derived from the fact that the public domain for itself has nothing, and it functions solely in the public interest, with transparency, functions solely in the public interest, with transparency, equality and the prevention of corruption. These considerations have no place in the same way in the areas of private law and company law, and therefore the duty of establishing a search committee is unheard of in any compartment of the compartments of activity of the business sector.

From this follows my conclusion that the decision of the Board of Directors not to resort to a search committee is reasonable and proper, if not more than that. Such a decision is certainly not unreasonable.

3. **The Updated Requirement of Appointing a Search Committee to be Manned by External Directors Only** – the Supervisor of Banks in his notice raised a new requirement according to which a search committee should be appointed whose members should be chosen solely from among the external directors. In other words, the Chairman of the Board of Directors, and the members of the Board of Directors appointed by the controlling party of the Bank, are to be sectioned off from the meaningful process of searching for a future CEO of the Bank, until the stage where the candidate or a number of candidates are put forward for selection by the plenum of the Board of Directors. I made every effort to try and fathom the cogency of this requirement, which to the best of my knowledge is unprecedented, but I was unsuccessful. In my humble opinion, this requirement is liable to lead to a serious disorder in the orderly operation of the Board of Directors of the Bank and its directors, and it could affect the basic tenets of proper and recognized corporate governance.

   If we draw an analogy between the described requirement of the Supervisor and the provisions of administrative law which apply in connection with search committees, then the proposed search committee is a body composed entirely of representatives of the public who make recommendations to the appointing authority, generally a minister or the government as a whole, as to who will discharge the office for the sake of which the search committee was established.

But, even in the government sector, there will generally be on any search committee a representative or representatives of the appointing body, but the weight of the latter will not be great. This and more, even if the way of a search committee is reasonable for the appointment of a public office holder such as an Attorney-General to the Government, a State Attorney, Director-General of the Broadcasting Authority and such similar offices of state, and even about this there is disagreement on the part of experts, it is not reasonable and is totally inappropriate for an appointment of a CEO of a commercial company or a bank.

The way proposed ignores the central function of the Board of Directors in general, and in particular the function of the Chairman, in determining and selecting the CEO of the Bank (more so when we are dealing with an active chairman). One tends to think, as the experience of life shows, that the chairman and the CEO, before the appointment is considered, would want to resolve between themselves many issues and subjects, commencing with the projection of the areas of responsibility, the strategic plans, working relationships, appointment of people to key positions, advancement of office holders, the possible dismissal of others, remuneration programmes, etc., etc. The elaboration of these subjects would be possible if the appointment is made by a search committee in the manner proposed, only after the appointment is made, and that could of course give rise to most negative consequences with regard to the management of the corporation.

Furthermore, many suitable candidates, if not all of them, could refuse to take part in a formal procedure of the kind being proposed. It could almost be said, taking things to extremes, that whoever might agree to participate in the proposed process just wouldn't be suitable for the job, and any one who is suited for the job is presumed not to agree to participate in this process.

Take for example one of many, an office holder in another bank, the CEO or Deputy CEO, who might be an appropriate candidate for the job, could not afford even to speak to such a search committee in the matter of his possible candidacy. On the one hand, the external directors who are members of the search committee would not be able to tell him that he would get the job if it were to be offered him and he agree to accept it, since they are not authorized to negotiate with him with regard to the terms of his employment and a general outline of what would be involved in working together. On the other hand, the candidate would be precluded from clarifying with the chairman of the board all of those topics which perforce need to clarified before something is done. For no particular reason, the potential candidate would fear that there being so many parties to the secret of his candidacy would increase the likelihood that his name would somehow leak out to the media, and in the end he would lose out either way. So, you could almost say that any one who by participating in the process had something to lose, and who has got eyes in his head, would not agree to be part of a procedure which at the end of which he might not be appointed but would most certainly be mentioned as someone who was considered and rejected. Any serious candidate would want to

speak with the person who holds the steering wheel of the company, i.e. the chairman of the board of directors of the company. It is only natural that any worthy candidate would make the assessment that if the chairman of the board of directors is persuaded of the candidate's qualities and suitability, he in turn would be able to persuade his colleagues on the board of directors, after careful consideration and discussion to approve the appointment. This is nothing new! These are known and ordinary things in our country, as they are in countries overseas, and have been for ages.

Of course if Bank Hapoalim were a government bank, as it was in the past, then there would be something in the idea that the Bank as part of a pattern of various government bodies, in the absence of an exemption, would need to act according to the rules of administrative law which apply to the various government bodies. As we all know, the Bank was privatized some time ago, by way of selling shares to what is called "a controlling party" and to shareholders from the public. Simply stated, the controlling party may, and is even obliged, to take an active and dominant part through the Chairman of the Board of Directors of the Bank, in the selection of its CEO. The most important sign of control will express itself by the participation in the appointment of a CEO and/or in his dismissal. This, of course, in no way detracts from the fact that the external directors as well will take an important part in the procedure of selecting the CEO, as may be decided and implemented. I have not found any arguments, or support for the approach which negates this usual and basic procedure.

Now, no exception is taken to the approach of the Supervisor that it is the duty of the Board of Directors to appoint the most suitable candidate to the post of the CEO. Yet, this duty does not entail the duty to appoint a search committee. There are those that think of whom I am one, that the appointment of a search committee does not necessarily serve the primary duty to appoint the best candidate, on the contrary.

4. **Between the Laboratory and Life** – the Supervisor in his notice devotes much criticism the subject of which turns around "the differences of opinion which surfaced between the Chairman of the Board of Directors and the CEO". So, if things are taken at face value and disregarding the many circumstances surrounding "the announcement of his resignation by the CEO", the Supervisor is right.

   From reading those things, one gets the picture that like a sudden clap of thunder on a fine day, the CEO announced his resignation due to differences of opinion. In view of this clap of thunder, the Supervisor asks how come the Board of Directors as a collective body and each one of them individually did not answer the call, asking questions, making inquiries, how did this announcement fall into our laps? As against that, if we leave the four walls of the laboratory, and make our way to the real board room, to the paths of life of the management of Bank Hapoalim on a day-to-day basis, we will see the move in its proper and realistic light, and

perhaps then we will wonder less how come the heavens did not fall in the face of the CEO's announcement.

What is this light of reality? If I have gotten to the bottom of the description of things which was presented to me, then for some time now the notion established itself that the CEO of the Bank would be finishing his term of office of five years. The question was not if, but rather when. And in the tradition of Jewish gentlemen, when the time comes to complete his term of office, human considerations become involved such as the desire to finish the job in the most honorable way, in a way that preserves the honour of all of the people holding office at such time, the honour of the banking institution and in general. Binding together these considerations increases the weight of some of them and waters down that of others. A wise man needs only a hint (and if required, I could expand, although on these matters in my opinion there applies the rule of "whatever is added only detracts").

And again, in the course of life, obviously the members of the Board of Directors did not make inquiries about the differences of opinions, not because they were indifferent to the storm which was about to burst. The members of the Board of Directors, who follow the operation of the Bank on a day-to-day basis, and who meet with unprecedented frequency to do director's work [more than] in any company doing business that I know if, did not think that a storm had burst, did not think that they had heard a thunder-clap, rather they understood that the expected and the unavoidable had occurred. The differences of opinion were known to them long ago, on the other hand they also certainly knew what their real weight was, and what the events which surrounded this announcement were. Further verbal communication regarding the announcement was at first view superfluous, as things were understood on the background of the chain of events. So it is when examining these matters by applying wisdom before the event, and in my opinion [when applying wisdom] after the event.

5. **Counting the Minutes and the Hours of the Discussion** – as we all know, there is much in little (*multum in parvo*) and little in much. There is the long way which is indeed long, and there is the way which is long but short. Clearly, in retrospect the heart sours that the long way was not chosen which would probably have been shorter, but what is done is done, and we can only try to put things right. Still, it is clear that not the length of time alone determines the quality of the discussion, and not the mechanical measuring of time indicates the seriousness of the resolution and its quality. It is one item of data, of many, which needs to be taken [into account] when piecing together all of the relevant data.

   Regarding the present matter, clearly Zion Kenan is well known to all members of the Board of Directors. Mr. Kenan serves in the second most senior position on the Board of Management of the Bank, second only to the CEO. He appears before the Board of Directors and its committees several times a month, and therefore is well known to the members of the Board of Directors. In any case, the

Board of Directors has in full measure the experience and acquaintance to judge whether he is a worthy candidate, what his capabilities are and what his experience is. It would have been another thing if we were dealing with the appointment of a person external to the Bank, the acquaintance with whom is tenuous or superficial.

Thus the Board of Directors was required to balance out the concern to make a speedy appointment which would not leave a managerial vacuum of a departing CEO without any sign of a successor, against the concern of looking for additional possible candidates. In my opinion, the Board of Directors chose a reasonable alternative, in the face of the period of crisis in which the national and global economies find themselves and the relatively limited supply of eligible candidates for the job of CEO of Bank Hapoalim. That is the Business Judgment Rule which applies to the Board of Directors. Its judgment even in this regard seems to me to be within the confines of reasonableness.

The Supervisor explains that there was no urgency to make the appointment and in any case the incumbent CEO would continue to discharge his duties for yet a number of months. So, from the point of view of manning the post itself no void would have been created, but that would not prevent the formation of a "waiting period" which certainly, one might reasonably think, would be liable to cause damage. In the course of this period, in the course of which the various candidates launch their candidacy, send intercessors, show off their wares to all and sundry, explain their advantages over their opponent who is maligned by them, and in the process itself the managerial might of the corporation is weakened and a cloud of uncertainty spreads through the corridors of the Bank and its branches. All of this is prevented if in one fell swoop the end of the office of one of them is announced followed by the crowning of his successor.

6. **Requirements of the Supervisor of Banks Concerning Proper Corporate Governance** – The notice of the Supervisor orders the Board of Directors to hold a discussion about the processes that took place surrounding the resignation of the incumbent CEO and the appointment of his replacement, as well as about the general issues of the distribution of authority between the CEO and the Chairman of the Board of Directors. These requirements, having regard to the circumstances of the matter, and in general, are proper and desirable. To that end, I would recommend that the Board of Directors devote of its time to the elaboration and study of these subjects, especially from the aspect of the principles at stake, plotting a forward-looking course for its work in the best possible way. To that end, they should assisted by experts relevant to the main issues, who can help in clarifying the areas [of their expertise] and the rules of law pertaining thereto.

   In summary, the notice and the report of the Supervisor of Banks in the matter under reference raises a number of issues which require elaboration and study. Regarding the subjects enumerated under items 1 to 5 of the Supervisor's notice, and which deal mainly with subjects of corporate governance, in my opinion the

Board of Directors of the Bank should devote to them a session or a number of sessions as required, in order to study them and to draw from them the necessary conclusions. Such a move, if made in common counsel with and with the help of the Supervisor of Banks, can only help to improve the work of the Board of Directors. In so far as concerns the question of the need to establish a search committee, and the actual mode of implementing the appointment of the CEO of the Bank, I find that the Board of Directors has good and value-based responses, and it is important that these responses be processed and delivered to the Supervisor in the framework of the dialogue between the Bank and the Supervisor, in order to set the Supervisor's mind at rest that the work of the Board of Directors is being done within the framework of the law and the accepted norms.

As required, I am at the disposal of the Board of Directors and/or the Supervisor of Banks in order to give any clarification or reply to any question which may arise.

Cordially,

Dr. Yoram Turbowicz

[Translation from the Original Hebrew]

Yoram Turbowicz
<yoram@ turbowicz.com> To: <hagit.malka@mailpoalim.co.il

30/04/2009

Hi Hagit
At the request of Ilan Mazur I am pleased to approve the attachment of my opinion of today to the immediate report and to the publication thereof.
Thank you
Yoram Turbowicz

[Translation from the Original Hebrew]

30 April, 2009

To
Mr. Dani Dankner,
Chairman of the Board of Directors
Bank Hapoalim

Re: Examination Report of the Supervision of Banks dated 27th April, 2009

You have requested that I give you my initial input to the examination report under reference which deals [......]. Due to lack of time I will spell out the important points which arise, and that only in a general way. In any case it is not possible to relate to the report in depth without receiving facts and various documents.

The examination report is attached to a letter of the Supervisor of Banks which summarizes the faults which were found and the steps required of the Board of Directors in order to correct the faults which were found in the examination report. I draw your attention to the statement that "it is incumbent on the Board of Directors to take immediate action to correct them (meaning the faults – V.L.), and *inter alia* (!) to carry out the following..." (the emphasis does not appear in the original).

From the letter of the Supervisor it can be learned that he finds faults on two levels. The first is in the way the Board of Directors operates, both from the material aspect and from the procedural aspect, and the second is finding fault with the Chairman of the Board of Directors acting at first view in such a manner that did not make it possible for the CEO to continue in his duties, and so left him with no choice but to resign. This conclusion, by the way, does not arise from the examination report itself. The examination report does not examine the relationship between the CEO and the Chairman, so that in any case no findings can be found therein in connection therewith. It appears that the quasi- factual statement of the Supervisor serves as the central bar for the way in which the examination was made, by way of presenting the facts in the examination report, and the detailed conclusions of the examination report. If that is how things are, the Supervisor should have specified the facts on which he relies, both in order to give the Chairman a proper opportunity to respond to the Supervisor, as well as to the Board of Directors, and both so that the directors themselves can, if they wish, make reference to the matter. As no basis was laid, and since the report refers to specific matters, it does not appear that there is any reason, at this stage, to refer to the matter and to make various surmises.

Following these words of introduction, I will briefly refer to a number of matters which appear to me to be central.

It appears to me that at first view there are two central problems which arise from the report. One of them is in the contention in the report that the Chairman of the Board of Directors did not tell the directors, at the session which was held on 25th March 2009 (this session constituted the focal point of the examination report), that the Supervisor of Banks made clear to him that "there is a problem with the appointment of Mr. Zion Kenan as CEO of the Bank at this time (no emphasis in the original)". In addition the Chairman of the Board of Directors did not say that going ahead with the move would amount to "a collision course with the Supervision". (This fact seems to me to be rather secondary).

These matters are based on statements of the Supervisor. You told me that such statements were not made in the way presented in the examination report. Since we are dealing with differing versions I assume that you will present these matters to the Board of Directors.

The second problem mentioned in the report which also needs to be faced in point of fact is that no comprehensive discussion took place at the meeting of the Board of Directors as to the disputes between the Chairman and the CEO, a discussion which should have been held, according to the methodology of the author of the examination report, already in the early stages of the emergence of the differences of opinion.

With regard to the rest of the matters mentioned in the examination report, my impression is that the Supervision set a very high level with regard to the requirements made of the Board of Directors and its modus operandi. Clearly, the aspiration of the Supervision of Banks is to set standards as high as possible, but the conduct of the Board of Directors should be assessed according to the criterion of "sound corporate governance, principles and practices", as described in Prof. Bebchuk's opinion with reference to the search committee. That being so, the technical faults enumerated in the examination report alone cannot justify the position taken by the Supervisor but at the most to assist or serve as an indication for assessing the quality of the discussion or the quality of the way the Board of Directors operates in general and they certainly are not enough to disqualify the appointment. As it happens, the opposition of the Supervisor to the appointment of an office holder is based on Section 11A(a) of the Banking Ordinance. That section details the procedure required therefor. By repeatedly calling for a search committee in the Supervisor's letter on the subject of faults, the section is overlooked.

A considerable part of the examination report deals with the appointment of Zion Kenan as CEO from the procedural aspect. The examination report mentions the reservation of the Supervisor about his appointment "at this time" but there is in the examination report, as well as in the letter of the Supervisor of Banks no clarification as to what is meant, and there certainly is no reference to the question of principle why the Board of Directors is obliged to appoint a search committee. In that regard there is no need for me to reiterate the statements made in Prof. Bebchuk's opinion, as they speak for themselves.

For my part, in view of the discussion held on the question of whther a search committee is appropriate, it cannot be said that the Board of Directors ignored the position of the

Supervisor of Banks on the subject. The examination report on the appointment was written in the light of the position of the Supervisor regarding the need for an appointment committee. That being so, no material comment is to be found in the report as to the substance of the appointment.

The basic position as reflected in the examination report and the letter of the Supervisor of Banks is that the Supervisor is at liberty to impose his discretion on the Bank even where the Bank exercised discretion and chose a reasonable alternative in the circumstances of the case. More than that, a process of a search committee for finding a CEO for the Bank is not based on statute law or on any procedure, and to the best of my knowledge other banks were not treated in this way.

In the Supervisor's letter there is again a requirement for the appointment of a search committee, but at first view this requirement is softened down by permitting the Board of Directors to propose an alternative modus. The conditions accompanying such permission are most restrictive conditions.

The examination report referred only to a certain event (i.e. the meeting of the Board of Directors of 25th March, 2009) and states, on the basis of this single meeting of the Board of Directors, that various faults occurred without examining the subjects raised in the report over a period which preceded that meeting (like for example, how well the directors were acquainted with Mr. Zion Kenan or the subjects which were a bone of contention between the CEO and the Chairman and the extent of the exposure of the directors to all of these). That being so, it appears that part of the conclusions of the report are insufficiently based, the result being that part of the requirements for the correction of those faults may be unjustified. I would add in this regard, that there appears to be no correlation or proportionality between the faults in the appointment of the CEO and the requirement to correct them (item 6 of the requirements to correct faults).

As I have noted, these are the remarks stated succinctly. If you desire clarifications, I am at your disposal.

Yours faithfully,

Varda Lusthaus

[Translation from the Original Hebrew]

varda lusthaus
<vardalu@012.net.il>
30/04/2009 14:18

To ilan.mazur@mailpoalim.co.il

Subject: Re: Consent to Publication of Your Opinion

Dear Ilan,

In reply to your mail I should like to inform you that my consent is given to the publication of my legal opinion of 30.04.09 which is addressed to Mr. Dankner in the framework of an immediate report of Bank Hapoalim under the Securities Law.

Varda Lusthaus

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 8

Date: May 4, 2009

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York, which is insured by the FDIC has filed its Federal Reserve Bank Call Report for March 31st, 2009, which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on April 30th, 2009.
The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB.

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ofer Levy
Chief Accountant
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

12.1 057004

082-34955

Schedule 9

בנק הפועלים בע"מ

BANK HAPOALIM B.M.

Number at the Registrar: 520000118

Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange

Abbreviated Name: Poalim

Street: POB 27, Tel-Aviv 61000

Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576

Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 03/05/2009

Reference: 099990-01-2009

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Rating of Debentures or the Rating of a Corporation

On 30/04/2009 *Maalot the Israeli Securities Rating Company Ltd.* published a report on:

◉ Corporation

Up-to-date rating: *Maalot AA+* __________ *negative*

Rating history:

Date	Object of Rating	Rating	Remarks
14/05/2006	*Rating of Corporation*	*Maalot AAA Positive*	*Rating raised*

○ Securities of the Corporation

Name and Category of Security	Number of Security on the Stock Exchange	Rating Company	Up-To-Date Rating	Remarks

Rating history:

Name and Category of Security	Number of Security on the Stock Exchange	Date	Object of Rating	Rating	Remarks

Attached hereto is the rating report ***Rating.pdf***

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: May 3, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises that:

On 30th April, 2009 Standard & Poor's Maalot announced the lowering of Bank Hapoalim's issuer rating from il AAA to il AA+ according to the definitions of the local rating scale; the rating outlook of the Bank remains negative.

At the same time, the global, long term rating of Bank Hapoalim (counterparty rating) by Standard & Poor's Rating Services has been lowered from 'A-' to 'BBB+' and the short term rating remains unchanged at the level of 'A- 2'. The outlook for the global rating is negative.

The lowering of the ratings reflects the opinion of the two aforesaid rating companies regarding the negative impact of the global and local downturns on the profitability of the Bank and the quality of its credit portfolio. S&P anticipates that the global recession could seriously affect the Israeli economy in the year 2009, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Nadine Baudot-Trajtenberg, Ph.D
Head of Investor Relations

[Translation from the Original Hebrew]

The McGraw Hill Companies
STANDARD & POORS'
Maalot

PRESS RELEASE

30th April, 2009

ANNOUNCEMENT TO THE PULIC
BANK HAPOALIM

Standard &Poor's Maalot announces the lowering of Bank Hapoalim's issuer rating to 'ilAA+' from 'ilAAA'; the rating outlook of the Bank remains negative.

At the same time, the global long term rating of Bank Hapoalim by Standard & Poor's (counterparty rating) has been lowered to 'BBB+' from 'A-' and the short term rating remains unchanged at the level of 'A-2'. The outlook for the global rating is negative.

We would note that the considerations for varying the rating which follow refer to the global rating, i.e from the aspect of the international comparison of Bank Hapoalim's obligations rating. We would stress that the significance of the domestic rating of the Bank's obligations according to the definitions of the domestic rating scale is an "obligation rated within a slightly different "ilAA" group from the maximum credit rating. The ability of the debtor to discharge its financial commitments in connection with the obligation is greater in relation to other Israeli debtors."

Primary Analyst: Michal Gur-Kagan
Secondary Analyst: Magar Kouyoumdjian, London

MAIN CONSIDERATIONS FOR THE RATING

Lowering the rating reflects our opinion regarding the negative impact of the global and domestic downturn on the profitability of Bank Hapoalim and on the quality of its credit portfolio. S&P anticipates that the global recession could severely affect the Israeli economy in the year 2009. We believe that growth prospects of the economy are liable to deteriorate markedly compared with previous years, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

The significant decline in the global economy and in the Israeli economy in the year 2008 was reflected in the reports of Hapoalim of a significant loss of NIS 0.9 billion for the

year 2008 which arose mainly from the Bank's losses on account of the portfolio of mortgage – backed bonds which it held and from a significant rise in provisions for doubtful debts. We estimate that in the short and medium term, the Bank will remain subject to negative pressure on the profitability of the Bank, given ongoing pressure on the quality of the assets of the Bank and the growth in the provisions for doubtful debts stemming therefrom, as well as contraction in financial margins due to the low interest rate environment.

Bank Hapoalim's rating is based on our view of Hapoalim's strong market position and domestic banking franchise, sound funding profile and the Bank's good liquidity. The rating is constrained by the Bank's vulnerable loan quality, which results from the economic downturn and its impact in the Bank's borrowers, in particular large Israeli conglomerates, which are highly leveraged and are experiencing tight liquidity. The rating is also constrained by the weak short-term earning prospects, with credit provisions expected to grow, and a contraction of financial margins; activity in a risky operating environment (with the Israeli economy experiencing high concentration and vulnerability to crises); tight core capitalization considering the potential risks of the business environment; and strategic and managerial uncertainties following the recent departure of a number of senior executives.

In view of the great importance of Bank Hapoalim to the domestic financial system in Israel, S&P considers Bank Hapoalim to be a systemically important bank to the State of Israel. In our assessment, the Government of Israel espouses intervention in the banking system where necessary and we expect that the Government will support Bank Hapoalim to the extent necessary. Therefore, the long-term international rating of the Bank incorporates a one-notch uplift from the independent, stand-alone rating of the Bank. As one of the two largest banks in Israel in terms of assets of NIS 307 billion, the Bank maintains a market share of about 30% of domestic banking as of 31st December, 2008.

RATING OUTLOOK

The negative rating outlook of Bank Hapoalim reflects our expectations that notwithstanding a satisfactory financial and business profile, on an international comparison, it is likely to be adversely affected by negative developments in its operating environment due to domestic and global weakness in economic activity and on the capital markets as well as managerial uncertainties which could hinder the Bank's ability to deal with the current period of slowdown. If these negative developments are significantly greater than we anticipate, the financial strength of the Bank could weaken. A significant increase in problematic loans (particularly if the creditworthiness of one or more conglomerates weakens substantially, given high borrower concentrations), and the erosion of the Bank's profitability and capital would likely lead to a downgrade in rating.

Furthermore, any further worsening in economic activity and in the political situation in Israel could materially affect the asset quality of the Bank and its profitability and put negative pressure on the rating.

Over the long term, a less risky operating environment in which the Bank operates could lead to improved creditworthiness of the Bank. A positive rating action could take place if the strengthening of the economy has a positive effect on the asset quality of the Bank, improves its efficiency and strengthens its capital ratio.

Ratings List – Bank Hapoalim

Issuer rating (including rating of deposits and bonds) – ilAA+ / Negative
Rating of Subordinated Notes – ilAA/ Negative
Rating of Upper Tier II Capital (Capital Notes A) ilA/ Negative
Rating of Tier I Hybrid Capital (Capital Notes B and C) A-/Negative

---

Ratings of Standard & Poor's Maalot (hereinafter: S&P Maalot") are based on information received from the Company and from other sources which S&P Maalot believes to be reliable. S&P Maalot does not review the information received and does not verify the correctness thereof or the completeness thereof.

It is hereby clarified that a rating by S&P Maalot does not reflect risks in relation to and/or arising from breaches, by commission or omission, of any of the obligations contained in the bond documentation and/or incorrectness or inexactitude of any of the representations included in the documents in relation to the issue of the bonds which are the subject of this rating, any S&P Maalot report or the facts lying at the base of the opinions given to S&P Maalot as a condition for receiving the rating, actions or omissions committed fraudulently or by deceit or any other act contrary to law.

The ratings may change as a result of changes in information received, or for other reasons. The rating should be taken as expressing an opinion about the price of the securities on the primary or secondary market. The rating should not be viewed as expressing an opinion on the profitability of the purchase, sale or holding of any security.

STANDARD & POOR'S

RATINGSDIRECT®

April 30, 2009

Research Update:

Bank Hapoalim Long-Term Rating Cut To 'BBB+', Reflecting Global And Israeli Economic/Market Downturns; Outlook Negative

Primary Credit Analyst:
Michal Gur Kagan, Tel Aviv +972 3 753 9708;michal_gur_kagan@standardandpoors.com

Secondary Credit Analyst:
Magar Kouyoumdjian, London (44) 20-7176-7217;magar_kouyoumdjian@standardandpoors.com

Table Of Contents

Research Update:

Bank Hapoalim Long-Term Rating Cut To 'BBB+', Reflecting Global And Israeli Economic/Market Downturns; Outlook Negative

Rationale

On April 30, 2009, Standard & Poor's Ratings Services lowered its long-term counterparty credit rating on Israel-based Bank Hapoalim B.M. to 'BBB+' from 'A-'. At the same time, the 'A-2' short-term counterparty credit rating was affirmed. The outlook remains negative.

The downgrade reflects our view of the negative impact of the global and domestic economic and market downturns on Hapoalim's earnings and asset quality. Standard & Poor's anticipates that the global recession could severely affect Israel's economy in 2009. We believe that growth prospects will deteriorate markedly compared with previous years, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

With both the global and Israeli economies and markets already having slowed markedly in 2008, Hapoalim reported a material loss of New Israeli shekel (NIS) 0.9 billion ($0.21 billion) for the year, driven by losses on its mortgage-backed securities portfolio and a significant increase in credit provisions. We see earnings remaining suppressed in the short-to-medium term, given ongoing asset quality pressure and the associated credit provisioning needs, as well as margin contraction due to the low interest rate environment.

The ratings are based on our view of Hapoalim's strong market position and domestic banking franchise, sound funding profile, and good liquidity. The ratings are constrained by the bank's vulnerable loan quality, which results from the economic downturn and its impact on domestic borrowers--in particular large Israeli conglomerates, which are highly leveraged and are experiencing tight liquidity. The ratings are also constrained by weakened short-term earnings prospects, with credit provisions expected, in our opinion, to remain high and margins likely to be squeezed; a risky operating environment (the Israeli economy is concentrated and vulnerable to shocks); tight core capitalization considering the risks of the operating environment; and strategic and managerial uncertainties, due to the recent departure of a number of senior executives.

We consider Hapoalim to be a systemically important bank to the State of Israel (foreign currency A/Stable/A-1, local currency AA-/Stable/A-1+), which we have classified as interventionist toward its banking sector. Therefore, the long-term rating on Hapoalim benefits from a one-notch uplift from its stand-alone creditworthiness to reflect expected government support if needed, as demonstrated in the past. As the second-largest bank in Israel, with total assets of NIS307 billion, Hapoalim maintains a good market position with about 30% of total domestic banking assets as of Dec. 31, 2008.

Outlook

The negative outlook reflects our expectation that Hapoalim's financial profile and business prospects, while still considered satisfactory, will be adversely affected by the ongoing setbacks in its operating environment--particularly due to the economic slowdown and weaker capital markets both domestically and globally--as well as managerial uncertainties, which could hinder the bank's ability to deal with the current crisis. If these setbacks are greater than we anticipate, Hapoalim's creditworthiness could weaken further. A significant increase in problem loans (particularly if one or more of the large Israeli conglomerates' creditworthiness weakens substantially, given borrower concentrations) and the associated erosion of earnings and capitalization would likely lead to a downgrade. Furthermore, any significant escalation in economic and political turbulence in Israel could materially affect asset quality and financial performance, potentially putting pressure on the ratings.

Over the longer term, a less risky operating environment could lead to improved creditworthiness for Hapoalim. Moreover, if economic prospects strengthen and loan quality, cost efficiency, and capitalization also improve, this could lead to a positive rating action.

Ratings List

Downgraded; Ratings Affirmed

	To	From
Bank Hapoalim B.M.		
Counterparty Credit Rating	BBB+/Negative/A-2	A-/Negative/A-2
Certificates of Deposit	BBB+/A-2	A-/A-2

Additional Contact:
Financial Institutions Ratings Europe;FIG_Europe@standardandpoors.com

Ratings information is available to RatingsDirect subscribers at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Find a Rating. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow (7) 495-783-4011.

082-34955 Schedule 10

בנק הפועלים בע"מ
BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 03/05/2009
Reference: 099996-01-2009

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Rating of Debentures or the Rating of a Corporation

On 30/04/2009 *Maalot the Israeli Securities Rating Company Ltd.* published a report on:

○ Corporation

Up-to-date rating: ________ __________ ____________ ___________

Rating history:

Date	Object of Rating	Rating	Remarks

◉ Securities of the Corporation

Name and Category of Security	Number of Security on the Stock Exchange	Rating Company	Up-To-Date Rating	Remarks
Subordinated Notes		Maalot	Maalot AA negative	Rating lowered
Upper Tier II Capital Notes	6620207	Maalot	Maalot A negative	Rating lowered
Tier I Hybrid Capital	6620215	Maalot	Maalot A- negative	Rating lowered
Tier I Hybrid Capital	6620280	Maalot	Maalot A- negative	Rating lowered

Rating history:

Name and Category of Security	Number of Security on the Stock Exchange	Date	Object of Rating	Rating	Remarks

Attached hereto is the rating report ***Rating.pdf***

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: May 3, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises that:

On 30th April, 2009 Standard & Poor's Maalot announced the lowering of Bank Hapoalim's issuer rating from il AAA to il AA+ according to the definitions of the local rating scale; the rating outlook of the Bank remains negative.

At the same time, the global, long term rating of Bank Hapoalim (counterparty rating) by Standard & Poor's Rating Services has been lowered from 'A-' to 'BBB+' and the short term rating remains unchanged at the level of 'A- 2'. The outlook for the global rating is negative.

The lowering of the ratings reflects the opinion of the two aforesaid rating companies regarding the negative impact of the global and local downturns on the profitability of the Bank and the quality of its credit portfolio. S&P anticipates that the global recession could seriously affect the Israeli economy in the year 2009, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Nadine Baudot-Trajtenberg, Ph.D
Head of Investor Relations

[Translation from the Original Hebrew]

The McGraw Hill Companies
STANDARD & POORS'
Maalot

PRESS RELEASE

30th April, 2009

ANNOUNCEMENT TO THE PULIC
BANK HAPOALIM

Standard &Poor's Maalot announces the lowering of Bank Hapoalim's issuer rating to 'ilAA+' from 'ilAAA'; the rating outlook of the Bank remains negative.

At the same time, the global long term rating of Bank Hapoalim by Standard & Poor's (counterparty rating) has been lowered to 'BBB+' from 'A-' and the short term rating remains unchanged at the level of 'A-2'. The outlook for the global rating is negative.

We would note that the considerations for varying the rating which follow refer to the global rating, i.e from the aspect of the international comparison of Bank Hapoalim's obligations rating. We would stress that the significance of the domestic rating of the Bank's obligations according to the definitions of the domestic rating scale is an "obligation rated within a slightly different "ilAA" group from the maximum credit rating. The ability of the debtor to discharge its financial commitments in connection with the obligation is greater in relation to other Israeli debtors."

Primary Analyst: Michal Gur-Kagan
Secondary Analyst: Magar Kouyoumdjian, London

MAIN CONSIDERATIONS FOR THE RATING

Lowering the rating reflects our opinion regarding the negative impact of the global and domestic downturn on the profitability of Bank Hapoalim and on the quality of its credit portfolio. S&P anticipates that the global recession could severely affect the Israeli economy in the year 2009. We believe that growth prospects of the economy are liable to deteriorate markedly compared with previous years, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

The significant decline in the global economy and in the Israeli economy in the year 2008 was reflected in the reports of Hapoalim of a significant loss of NIS 0.9 billion for the

year 2008 which arose mainly from the Bank's losses on account of the portfolio of mortgage – backed bonds which it held and from a significant rise in provisions for doubtful debts. We estimate that in the short and medium term, the Bank will remain subject to negative pressure on the profitability of the Bank, given ongoing pressure on the quality of the assets of the Bank and the growth in the provisions for doubtful debts stemming therefrom, as well as contraction in financial margins due to the low interest rate environment.

Bank Hapoalim's rating is based on our view of Hapoalim's strong market position and domestic banking franchise, sound funding profile and the Bank's good liquidity. The rating is constrained by the Bank's vulnerable loan quality, which results from the economic downturn and its impact in the Bank's borrowers, in particular large Israeli conglomerates, which are highly leveraged and are experiencing tight liquidity. The rating is also constrained by the weak short-term earning prospects, with credit provisions expected to grow, and a contraction of financial margins; activity in a risky operating environment (with the Israeli economy experiencing high concentration and vulnerability to crises); tight core capitalization considering the potential risks of the business environment; and strategic and managerial uncertainties following the recent departure of a number of senior executives.

In view of the great importance of Bank Hapoalim to the domestic financial system in Israel, S&P considers Bank Hapoalim to be a systemically important bank to the State of Israel. In our assessment, the Government of Israel espouses intervention in the banking system where necessary and we expect that the Government will support Bank Hapoalim to the extent necessary. Therefore, the long-term international rating of the Bank incorporates a one-notch uplift from the independent, stand-alone rating of the Bank. As one of the two largest banks in Israel in terms of assets of NIS 307 billion, the Bank maintains a market share of about 30% of domestic banking as of 31st December, 2008.

RATING OUTLOOK

The negative rating outlook of Bank Hapoalim reflects our expectations that notwithstanding a satisfactory financial and business profile, on an international comparison, it is likely to be adversely affected by negative developments in its operating environment due to domestic and global weakness in economic activity and on the capital markets as well as managerial uncertainties which could hinder the Bank's ability to deal with the current period of slowdown. If these negative developments are significantly greater than we anticipate, the financial strength of the Bank could weaken. A significant increase in problematic loans (particularly if the creditworthiness of one or more conglomerates weakens substantially, given high borrower concentrations), and the erosion of the Bank's profitability and capital would likely lead to a downgrade in rating.

Furthermore, any further worsening in economic activity and in the political situation in Israel could materially affect the asset quality of the Bank and its profitability and put negative pressure on the rating.

Over the long term, a less risky operating environment in which the Bank operates could lead to improved creditworthiness of the Bank. A positive rating action could take place if the strengthening of the economy has a positive effect on the asset quality of the Bank, improves its efficiency and strengthens its capital ratio.

Ratings List – Bank Hapoalim

Issuer rating (including rating of deposits and bonds) – ilAA+ / Negative
Rating of Subordinated Notes – ilAA/ Negative
Rating of Upper Tier II Capital (Capital Notes A) ilA/ Negative
Rating of Tier I Hybrid Capital (Capital Notes B and C) A-/Negative

---

Ratings of Standard & Poor's Maalot (hereinafter: S&P Maalot") are based on information received from the Company and from other sources which S&P Maalot believes to be reliable. S&P Maalot does not review the information received and does not verify the correctness thereof or the completeness thereof.

It is hereby clarified that a rating by S&P Maalot does not reflect risks in relation to and/or arising from breaches, by commission or omission, of any of the obligations contained in the bond documentation and/or incorrectness or inexactitude of any of the representations included in the documents in relation to the issue of the bonds which are the subject of this rating, any S&P Maalot report or the facts lying at the base of the opinions given to S&P Maalot as a condition for receiving the rating, actions or omissions committed fraudulently or by deceit or any other act contrary to law.

The ratings may change as a result of changes in information received, or for other reasons. The rating should be taken as expressing an opinion about the price of the securities on the primary or secondary market. The rating should not be viewed as expressing an opinion on the profitability of the purchase, sale or holding of any security.

STANDARD
&POOR'S

RATINGSDIRECT®

April 30, 2009

Research Update:

Bank Hapoalim Long-Term Rating Cut To 'BBB+', Reflecting Global And Israeli Economic/Market Downturns; Outlook Negative

Primary Credit Analyst:
Michal Gur Kagan, Tel Aviv +972 3 753 9708;michal_gur_kagan@standardandpoors.com

Secondary Credit Analyst:
Magar Kouyoumdjian, London (44) 20-7176-7217;magar_kouyoumdjian@standardandpoors.com

Table Of Contents

Research Update:

Bank Hapoalim Long-Term Rating Cut To 'BBB+', Reflecting Global And Israeli Economic/Market Downturns; Outlook Negative

Rationale

On April 30, 2009, Standard & Poor's Ratings Services lowered its long-term counterparty credit rating on Israel-based Bank Hapoalim B.M. to 'BBB+' from 'A-'. At the same time, the 'A-2' short-term counterparty credit rating was affirmed. The outlook remains negative.

The downgrade reflects our view of the negative impact of the global and domestic economic and market downturns on Hapoalim's earnings and asset quality. Standard & Poor's anticipates that the global recession could severely affect Israel's economy in 2009. We believe that growth prospects will deteriorate markedly compared with previous years, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010.

With both the global and Israeli economies and markets already having slowed markedly in 2008, Hapoalim reported a material loss of New Israeli shekel (NIS) 0.9 billion ($0.21 billion) for the year, driven by losses on its mortgage-backed securities portfolio and a significant increase in credit provisions. We see earnings remaining suppressed in the short-to-medium term, given ongoing asset quality pressure and the associated credit provisioning needs, as well as margin contraction due to the low interest rate environment.

The ratings are based on our view of Hapoalim's strong market position and domestic banking franchise, sound funding profile, and good liquidity. The ratings are constrained by the bank's vulnerable loan quality, which results from the economic downturn and its impact on domestic borrowers--in particular large Israeli conglomerates, which are highly leveraged and are experiencing tight liquidity. The ratings are also constrained by weakened short-term earnings prospects, with credit provisions expected, in our opinion, to remain high and margins likely to be squeezed; a risky operating environment (the Israeli economy is concentrated and vulnerable to shocks); tight core capitalization considering the risks of the operating environment; and strategic and managerial uncertainties, due to the recent departure of a number of senior executives.

We consider Hapoalim to be a systemically important bank to the State of Israel (foreign currency A/Stable/A-1, local currency AA-/Stable/A-1+), which we have classified as interventionist toward its banking sector. Therefore, the long-term rating on Hapoalim benefits from a one-notch uplift from its stand-alone creditworthiness to reflect expected government support if needed, as demonstrated in the past. As the second-largest bank in Israel, with total assets of NIS307 billion, Hapoalim maintains a good market position with about 30% of total domestic banking assets as of Dec. 31, 2008.

Outlook

The negative outlook reflects our expectation that Hapoalim's financial profile and business prospects, while still considered satisfactory, will be adversely affected by the ongoing setbacks in its operating environment--particularly due to the economic slowdown and weaker capital markets both domestically and globally--as well as managerial uncertainties, which could hinder the bank's ability to deal with the current crisis. If these setbacks are greater than we anticipate, Hapoalim's creditworthiness could weaken further. A significant increase in problem loans (particularly if one or more of the large Israeli conglomerates' creditworthiness weakens substantially, given borrower concentrations) and the associated erosion of earnings and capitalization would likely lead to a downgrade. Furthermore, any significant escalation in economic and political turbulence in Israel could materially affect asset quality and financial performance, potentially putting pressure on the ratings.

Over the longer term, a less risky operating environment could lead to improved creditworthiness for Hapoalim. Moreover, if economic prospects strengthen and loan quality, cost efficiency, and capitalization also improve, this could lead to a positive rating action.

Ratings List

Downgraded; Ratings Affirmed

	To	From
Bank Hapoalim B.M.		
Counterparty Credit Rating	BBB+/Negative/A-2	A-/Negative/A-2
Certificates of Deposit	BBB+/A-2	A-/A-2

Additional Contact:
Financial Institutions Ratings Europe;FIG_Europe@standardandpoors.com

Ratings information is available to RatingsDirect subscribers at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Find a Rating. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow (7) 495-783-4011.

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 11

Date: May 4, 2009

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, further to the immediate report which it published on 30th April, 2009 (number 097881-01-2009) regarding the letter of the Supervisor of Banks of 27th April, 2009 to the Chairman of the Board of Directors, as follows:

On 4th May, 2009 in the afternoon, the Supervisor of Banks informed the Bank that, at the request of the Bank, he defers the date of submission of the Bank's remarks and objections to the contents of his aforesaid letter, until 11th May, 2009.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004 ז.ת

082-34955

Schedule 12

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/05/2009
Reference: 2009-01-102378

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Change in Issued Capital of the Corporation

The corporation advises that

- o
- ● From 02/04/2009 until 30/04/2009

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
30/04/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-77,925*	*No*
30/04/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*77,925*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,318,070,066	1,318,147,991

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*2,905,252*	*2,827,327*	*No*
6620249	*Employees Options 2006*	*Option*		*3,943,203*	*3,941,656*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*39,592*	*39,592*	*No*
6620264	*Employees Options 2007*	*Option*		*4,022,273*	*4,020,714*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*56,117*	*56,117*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*94,551*	*94,551*	*No*
6620298	*Employees Options 2008*	*Option*		*4,121,114*	*4,120,397*	*No*
6620330	*Employees Options 2009*	*Option*		*4,138,821*	*4,136,262*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*184,096*	*184,096*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook *Book_isa.pdf*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 April 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	978,807,098
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,147,991

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 30/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 30/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 30/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

List of Holders of Employees Options 2005 6620231

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**2,827,327**
Total Capital	**2,827,327**

List of Holders of Employees Options 2006 6620249

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,941,656
Total Capital	3,941,656

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	39,592
Total Capital	39,592

List of Holders of Employees Options 2007 6620264

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,020,714
Total Capital	4,020,714

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**56,117**
Total Capital	**56,117**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**94,551**
Total Capital	**94,551**

List of Holders of Employees Options 2008 6620298

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,120,397
Total Capital	4,120,397

List of Holders of Employees Options 2009 6620330

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,136,262**
Total Capital	**4,136,262**

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 30/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**184,096**
Total Capital	**184,096**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 30/04/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**